IN THE MATTER OF

FILE NO. 70-10100

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

CERTIFICATE OF NOTIFICATION
PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Energy Supply Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841

_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson                                    Anthony Wilson
Vice President and General Counsel               Senior Counsel
Allegheny Energy, Inc.                                   Allegheny Energy Service Corporation
10435 Downsville Pike                                   10435 Downsville Pike
Hagerstown, MD 21740                                  Hagerstown, MD 21740

     At a special meeting of the stockholders of the Corporation, notice of which having been given as required by law, held in New York City, New York, as provided by the By-Laws of the Corporation, on March 7, 2003, and upon the conclusion of an adjournment, March 14, 2003, the stockholders, by the affirmative vote of the holders of more than a majority of the total number of shares of the Corporation outstanding and entitled to vote thereon (the Charter of the Corporation providing that notwithstanding any provisions of law requiring any action to be taken or authorized by the majority or other designate proportion of the shares or of the shares of each class, or otherwise to be taken or authorized by vote of the stockholders, such action shall be effective and valid if taken or authorized by the affirmative vote of the holders of a majority of the total number of shares outstanding and entitled to vote thereon, except as otherwise provided in the Charter), duly approved the following amendment of the Charter of the Corporation:

The Charter of the Corporation is hereby amended by striking out Article VII, Section B and inserting in lieu thereof the following:

B. No holder of Common Stock shall be entitled to preemptive rights and preemptive rights shall not exist with respect to shares or securities of the Corporation.

The Amendment is now effective, in that the Amendment to the Articles of Incorporation has been filed with the State of Maryland.

Allegheny Energy, Inc. Allegheny Energy Supply Company, LLC By /S/ THOMAS K. HENDERSON Thomas K. Henderson

April 1, 2003